AH 3-22-2005

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SE MMISSION

05039950

RECEIVED MAR 01 2005 SECTION PROCESSING WASH, D.C. 202

AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/22/04 (INCEPTION) AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 UNIVERSITY BLVD. S. SUITE B
(No. and Street)

MOBILE (City) ALABAMA (State) 36609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTINA COSTARIDES 251-650-0840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLBERGER & SMITH, LLP
(Name – *if individual, state last, first, middle name*)

273 AZALEA ROAD, SUITE 1-101 (Address) MOBILE (City) ALABAMA (State) 36609 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-22-05

3/21/05 S.S

OATH OR AFFIRMATION

I, WILLIAM P. COSTARIDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC

Table of Contents

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

INDEPENDENT AUDITORS' REPORT

To The Members
Harbor Financial Services, LLC
Mobile, Alabama

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2004 and the related statements of operations, changes in member's capital, and cash flows for the period January 22, 2004 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period January 22, 2004(inception) through December 31, 2004 in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solberger & Smith, LLP

Certified Public Accountants
February 25, 2005

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$135,384
Receivables from brokers	12,375
Prepaid insurance	9,342
Office equipment (net of accumulated depreciation of $748)	8,615
Total assets	$165,716

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$116,204
Total liabilities	116,204
Member's capital	
William Costarides	5,000
Daria Corp.	22,256
Pebco Corp.	22,256
Total member's capital	49,512
Total liabilities and member's capital	$165,716

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 22, 2004 (INCEPTION)
THROUGH DECEMBER 31, 2004

Revenues	
Broker commission revenue	1,095,674
Broker commission expense	1,095,674
Net broker commission income	0
Other operating revenue	
Broker fee income	60,500
Broker insurance reimbursements	10,410
Firm commissions earned	12,654
Other income	186
	83,750
Expenses	
Salaries & wages	179,507
Broker/dealer fees & charges	47,321
Office rent	41,014
Insurance	28,750
Equipment rent	13,808
Professional fees	10,993
Office expenses	9,840
Travel & entertainment	8,059
Telephone	6,422
Information technology fees	5,010
Utilities	4,333
Repairs & maintenance	3,176
Taxes & licenses	2,257
Depreciation	748
	361,238
Net loss	$(277,488)

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 22, 2004 (INCEPTION)
THROUGH DECEMBER 31, 2004

	WILLIAM COSTARIDES	PEBCO CORP.	DARAI CORP.	TOTALS
Capital balances 1/22/2004	$ 0	$ 0	$ 0	$ 0
Capital contributions during period	5,000	161,000	161,000	327,000
Less loss during period	0	(138,744)	(138,744)	(277,488)
Capital balances 12/31/2004	$ 5,000	$ 22,256	$ 22,256	$ 49,512

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 22, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$(277,488)
Depreciation expense	748
Increase in receivable from brokers	(12,375)
Increase in prepaid insurance	(9,342)
Increase in payables	116,204
Net cash used in operating activities	(182,253)
Cash flows from investing activities	
Purchases of equipment	(9,363)
Cash flows from financing activities	
Capital contributions	327,000
Cash increase during period	135,384
Cash at beginning of period	0
Cash at end of period	$ 135,384

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: **Nature of business and significant accounting policies**

Nature of Business

Harbor Financial Services, LLC is engaged in business as a broker in municipal securities, government securities, equity trading on a fully disclosed basis, options, mutual funds and underwriting of offerings of corporate securities. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) and is not required to comply with deposit requirements and possession and control requirements as generally required by SEC Rule 15c3-3.

A summary of the Company's significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include deposits with banks or other financial institutions as well as debt instruments with original maturities of three months or less, and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates value.

Securities transactions

Securities transactions and related commission income and expense are recorded on a trade-date basis.

Income taxes

The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions, the Company does not pay taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the member's include the Company's taxable income or loss on their income tax return.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 2: **Cash and securities segregated under federal regulation**

The Company claims exemption from this requirement under SEC Rule 15C3-3 (k) (2) (ii).

NOTE 3: **Liabilities subordinated to claims of general creditors**

None

NOTE 4: **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's net capital rule which requires the company to maintain $5,000 net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2004, the Company had net capital of $18,677 which was $13,677 in excess of its required net capital of $5,000. The Company's aggregate indebtedness net capital ratio was 6 to 1.

NOTE 5: **Related party transactions**

The Company subleases its operating equipment and its broker license from its managing member. Payments made by the Company to third party leasers on leases executed personally by the company's managing member totaled $25,808 during the period January 22, 2004 through December 31, 2004.

NOTE 6: **Client activities**

In the normal course of business, the Company's client activities include the placing of various client securities and commodities orders with various clearing firms. This activity may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contractual obligations to the clearing firm.

NOTE 7: **Concentrations of credit risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations and individual investors. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

HARBOR FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Member's capital	$ 49,512
Less non-allowable assets	
Office equipment	(8,615)
Prepaid insurance	(9,342)
Accounts receivable	(12,375)
Net capital before haircuts on security positions	19,180
Haircuts on securities	
Money market account	(503)
Net capital	18,677
Required net capital	5,000
Excess net capital	$ 13,677`
Aggregate indebtedness	$ 116,204
Ratio: Aggregate indebtedness to net capital 6 to 1	

The net capital as computed above was not materially different from the Company's computation Part I of Form X-17A-5 as of December 31, 2003.

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

February 25, 2005

To The Members
Harbor Financial Services, LLC.
Mobile, Alabama

In planning and performing our audit of the financial statements of Harbor Financial Services, LLC for the period January 22, 2004 (inception) through December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

Solleys, Smith, LLP

Certified Public Accountants

Harbor Financial Services, LLC

Financial Statements
and
Supplemental Information

for the year ended December 31, 2004